June 17, 2019

HP Jin
Chairman of the Board of Directors, President, Chief Executive Officer Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054

       Re: Telenav, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed September 12, 2018
           File No. 001-34720
           Form 10-Q for Fiscal Quarter Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-34720
           Response Dated May 23, 2019

Dear Dr. Jin:

       We have reviewed your May 23, 2019 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 25, 2019 letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key operating and financial performance metrics, page 28

1. We note your response to our prior comment. The adjustments made for changes in deferred revenue and deferred costs in computing your non-GAAP performance measures
       "direct contribution from billings" and "adjusted cash flow from operations" accelerate the recognition of revenue and costs that otherwise would not be recognized in the periods for which the measures are presented. Accordingly, these measures substitute a tailored
 HP Jin
Telenav, Inc.
June 17, 2019
Page 2
         accounting recognition method for that prescribed by GAAP and are prohibited pursuant to Question 100.04 of the staff's Compliance & Discussion Interpretations "Non-GAAP
         Financial Measures." Please either discontinue presenting these measures or revise their computations to remove the noted adjustments.
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameHP Jin                                     Sincerely,
Comapany NameTelenav, Inc.
                                                             Division of
Corporation Finance
June 17, 2019 Page 2                                         Office of
Transportation and Leisure
FirstName LastName